Exhibit 99.3

28 February 2012

James Hardie Industries SE

Results for the 3rd Quarter and Nine Months Ended 31 December 2011

	Three Months and Nine Months Ended 31 December
US GAAP - US$ Millions	Q3 FY12		Q3 FY11		% Change	9 Months FY12		9 Months FY11		% Change

Net Sales
USA and Europe Fibre Cement		$192.8		$182.6	6		$641.3		$616.3	4
Asia Pacific Fibre Cement		90.2		90.0	—		286.9		262.3	9

Total Net Sales		$283.0		$272.6	4		$928.2		$878.6	6
Cost of goods sold		(192.4)		(187.8)	(2)		(616.8)		(583.6)	(6)

Gross profit		90.6		84.8	7		311.4		295.0	6
Selling, general and administrative expenses		(48.0)		(49.4)	3		(142.1)		(130.4)	(9)
Research & development expenses		(7.3)		(5.9)	(24)		(21.6)		(19.6)	(10)
Asbestos adjustments		(33.5)		(46.4)	28		15.2		(91.1)	—

EBIT		1.8		(16.9)	—		162.9		53.9	—
Net interest expense		(1.5)		(1.3)	(15)		(3.7)		(3.3)	(12)
Other income (expense)		1.5		2.7	(44)		(0.5)		(4.6)	89

Operating profit (loss) before income taxes		1.8		(15.5)	—		158.7		46.0	—
Income tax expense		(6.6)		(10.9)	39		(35.1)		(391.2)	91

Net operating (loss) profit		$(4.8)		$(26.4)	82		$123.6		$(345.2)	—

(Loss) earnings per share - diluted (US cents)		(1.1)		(6.0)	82		28.2		(79.3)	—

Volume (mmsf)
USA and Europe Fibre Cement		301.0		277.9	8		980.6		939.2	4
Asia Pacific Fibre Cement		94.4		99.6	(5)		298.2		305.7	(2)

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$	641	US$	657	(2)	US$	654	US$	656	—
Asia Pacific Fibre Cement	A$	946	A$	911	4	A$	924	A$	928	—

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 15. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 3rd quarter and the nine months of the current fiscal year versus the 3rd quarter and the nine months of the prior fiscal year.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	1

Total Net Sales

Total net sales for the quarter increased 4% compared to the prior corresponding quarter from US$272.6 million to US$283.0 million. For the nine months, total net sales increased 6% from US$878.6 million to US$928.2 million. The increase in total net sales for both the quarter and nine months reflected higher sales volume from the USA and Europe Fibre Cement segment. Revenue was also favourably impacted by an appreciation of the Asia Pacific currencies against the US dollar, compared to the prior corresponding periods.

USA and Europe Fibre Cement

Quarter

Net sales increased 6% from US$182.6 million to US$192.8 million due to higher sales volume, which increased 8% from 277.9 million square feet to 301.0 million square feet, partially offset by a reduction in the average net sales price, due to an unfavourable shift in product and geographic mix.

Sales volume was favourably impacted by increased activity in the multi-family construction market and gains in category and market share compared to the prior corresponding quarter.

The average net sales price decreased 2% from US$657 per thousand square feet in the prior corresponding quarter to US$641 per thousand square feet, primarily due to an unfavourable product mix shift. The unfavourable product mix shift reflects an increase in the proportion of volume being sold in the price-competitive multi-family segment, as multi-family construction has seen an increase within the overall market activity when compared to the prior corresponding quarter.

Nine Months

Net sales increased 4% from US$616.3 million to US$641.3 million compared to the prior corresponding period due to higher sales volume.

Sales volume increased 4% from 939.2 million square feet to 980.6 million square feet compared to the prior corresponding period due to increased demand for the company’s products. Sales volume in the prior corresponding period was adversely affected by a prolonged weakness in the new construction and repair and remodel markets following the expiry of tax incentives available to US homebuyers.

The average net sales price remained relatively flat at US$654 per thousand square feet, compared to US$656 per thousand square feet in the prior corresponding period.

Discussion

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 97,900 in the December 2011 quarter, 2% above the December 2010 quarter. For the nine months ended 31 December 2011, single family housing starts of 339,000 were 5% below the previous corresponding period.

Against this background, USA and Europe Fibre Cement EBIT increased 17% for the quarter, positively impacted by higher sales volume, improved manufacturing performance and lower fixed unit costs due to higher production volume, partially offset by higher input and employment costs, and a lower average net sales price due to an unfavourable shift in both product and geographic mix.

For the nine months, USA and Europe Fibre Cement EBIT increased 4%, positively impacted by improved manufacturing performance, higher sales volume and lower marketing and research and development expenses, partially offset by higher freight and employment costs. Freight costs were adversely impacted by higher fuel costs and carrier rates when compared to the prior corresponding period.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	2

For the quarter, the NBSK pulp price was 5% lower at US$920 per ton, compared to the corresponding quarter last year. For the nine months, the NBSK pulp price was relatively flat at US$979 per ton, compared to the previous corresponding period. NBSK pulp prices reached a high of US$1,035 per ton in June 2011.

The quarter and nine months reflected a more stable market environment and consistent operating results when compared with the prior corresponding periods, and industry data suggests modest gains in builder confidence, although it remains at low levels. The housing market continues to be challenged by a shadow inventory of foreclosed homes, tight lending practices and high unemployment rates, which constrain the broader US economy.

Asia Pacific Fibre Cement

Quarter

Net sales were relatively flat at US$90.2 million compared to the prior corresponding quarter. Favourable exchange rate movements in the value of the Asia Pacific business’ currencies compared to the US dollar resulted in a 2% increase in US dollar net sales. In Australian dollars, net sales decreased 2% due to a reduction in sales volume and unfavourable geographic mix, partially offset by a favourable shift in product mix and the impact of price increases when compared to the prior corresponding quarter.

Nine Months

Net sales for the nine months increased 9% from US$262.3 million to US$286.9 million. Favourable exchange rate movements in the value of the Asia Pacific business’ currencies compared to the US dollar resulted in a 12% increase in US dollar net sales. In Australian dollars, net sales decreased 3% compared to the prior corresponding period due to lower sales volume and unfavourable geographic mix, partially offset by a favourable shift in product mix and price increases.

Discussion

According to Australian Bureau of Statistics data, residential housing approvals for the nine months to 31 December decreased 12% when compared with the prior corresponding period, reaching in October 2011 its lowest level since March 2009. Despite recent cuts to interest rates in Australia, building approvals remain weak and the housing market continues to be inhibited by weaker consumer confidence.

Against this background, and notwithstanding market share gains, the Australian business’ sales volume was down for the quarter and nine months compared to prior corresponding periods, reflecting the weaker market environment.

For both the quarter and nine months, the New Zealand business’ sales volume was lower than the equivalent periods of the prior year and the New Zealand housing market remains very subdued.

The Philippines business’ results softened for the quarter with sales volume lower than the prior corresponding quarter. For the nine months, sales volume increased compared to the prior corresponding period.

Gross Profit

Quarter

Gross profit for the quarter increased 7% from US$84.8 million to US$90.6 million. The gross profit margin increased 0.9 percentage points from 31.1% to 32.0%.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	3

Compared to the prior corresponding quarter, USA and Europe Fibre Cement gross profit increased 12%, of which 8% was due to higher sales volume, 7% due to improved manufacturing performance and 5% due to lower fixed unit costs as a result of higher production volume, partially offset by an unfavourable shift in both product and geographic mix, being 4% each, respectively. The gross profit margin of the USA and Europe Fibre Cement business increased by 1.8 percentage points.

Asia Pacific Fibre Cement gross profit decreased 2% compared to the prior corresponding period. In Australian dollars, gross profit decreased 4%, of which 5% was due to lower sales volume and 3% due to unfavourable geographic mix, partially offset 4% due to price increases. The gross profit margin of the Asia Pacific Fibre Cement business decreased by 0.8 percentage points.

Nine Months

Gross profit for the nine months increased 6% from US$295.0 million to US$311.4 million. The gross profit margin decreased 0.1 percentage points from 33.6% to 33.5%.

USA and Europe Fibre Cement gross profit increased 3% compared to the same period last year, of which 5% was due to improved manufacturing performance and 4% due to higher sales volume, partially offset by 4% due to higher freight costs and 1% due to higher fixed costs. The gross profit margin of the USA and Europe Fibre Cement business decreased by 0.1 percentage points.

Asia Pacific Fibre Cement gross profit increased 10% compared to the same period last year. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar resulted in a 12% increase in US dollar gross profit. In Australian dollars, Asia Pacific Fibre Cement gross profit decreased 2% compared to the prior corresponding period, of which 9% was due to an unfavourable geographic mix shift, 2% due to lower sales volume and 2% due to higher input costs, partially offset by 4% due to a favourable product mix shift, 4% due to price increases and 2% due to improved plant performance as the Philippines business was adversely affected by a mechanical failure in the second quarter of the prior financial year. The gross profit margin of the Asia Pacific Fibre Cement business increased by 0.3 percentage points.

Selling, General and Administrative (SG&A) Expenses

Quarter

SG&A expenses decreased 3% from US$49.4 million to US$48.0 million, primarily due to lower administrative expenses in both the Asia Pacific Fibre Cement and Research and Development segments, partially offset by higher employment costs in the USA and Europe Fibre Cement segment. As a percentage of sales, SG&A expenses decreased 1.1 percentage points to 17.0%.

SG&A expenses for the quarter included non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) of US$0.9 million, compared to US$0.7 million in the prior corresponding quarter.

Nine Months

SG&A expenses increased 9%, from US$130.4 million to US$142.1 million, primarily due to recoveries from third parties of US$10.3 million in the prior corresponding period related to the costs of the ASIC proceedings for certain of the ten former officers and directors. As a percentage of sales, SG&A expenses increased 0.5 percentage points to 15.3%. As a percentage of sales, SG&A expenses excluding the recovery of ASIC costs in the prior corresponding period decreased 0.7 percentage points to 15.3%.

SG&A expenses for the nine months included non-claims handling related operating expenses of the AICF of US$2.3 million, compared to US$1.7 million in the prior corresponding period.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	4

ASIC Proceedings

On 17 December 2010, the New South Wales Court of Appeal dismissed the company’s appeal against the Supreme Court’s judgment and ASIC’s cross appeal and ordered that the company pay 90% of the costs incurred by ASIC in respect of the company’s appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, but dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors’ costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC’s related cross-appeals.

ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeal judgment in favour of the former directors’ and former officers’ appeals. Two former officers also filed special leave applications to the High Court. The company did not file application for special leave to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court granted the special leave applications for one of the former officers, and the other former officer withdrew his application. Appeals brought by ASIC and the company’s former directors and former officer were heard by the High Court over three days commencing 25 October 2011. Judgment has been reserved.

As with the first instance and Court of Appeal proceedings, the company paid a portion of the costs of bringing and defending the High Court appeals, with the remaining costs being met by third parties, including former directors and executives, in accordance with the terms of their applicable indemnities.

ASIC has not notified the company of the amount of costs that it has incurred in connection with the ASIC proceedings. In addition, any costs that may be asserted by ASIC in the future will be subject to third party review and may not represent the amount of costs the company will ultimately be liable to pay. Accordingly, in light of the inherent uncertainty surrounding the amount of such costs, together with the unusual circumstances surrounding the ASIC proceedings, the company is unable to estimate the additional loss or range of loss relating to the quantum of costs incurred by ASIC at this time. Therefore, the company has not recorded any provision for these costs at 31 December 2011.

Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the company’s financial position, liquidity, results of operations and cash flows. It is the company’s policy to expense legal costs as incurred.

During the quarter, legal costs incurred in the ASIC proceedings were US$0.3 million. The company’s cumulative net costs in relation to the ASIC proceedings from their commencement in February 2007 to 31 December 2011 have totalled US$15.4 million, net of third party recoveries.

Readers are referred to Note 9 of the company’s 31 December 2011 Condensed Consolidated Financial Statements for further information about the ASIC proceedings.

Research and Development Expenses

Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units. These costs were 36% higher for the quarter at US$4.4 million and 18% higher for the nine months at US$13.5 million compared to the corresponding periods, respectively.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 12% higher for the quarter at US$2.9 million and 1% lower for the nine months at US$8.1 million, compared to the prior corresponding periods.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	5

Asbestos Adjustments

The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (AFFA).

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the company’s Condensed Consolidated Balance Sheet in US dollars is subject to adjustment, with a corresponding effect on the company’s Condensed Consolidated Statement of Operations, depending on the closing exchange rate between the two currencies at the balance sheet date. For the quarter ended 31 December 2011 and 2010, the Australian dollar appreciated against the US dollar by 4% and 5%, respectively. For the nine months, the Australian dollar depreciated against the US dollar by 2%, compared to an 11% appreciation during the corresponding period of last year.

Asbestos adjustments resulting from the effect of foreign exchange movements were unfavourable adjustments of US$33.5 million and favourable adjustments of US$15.2 million for the quarter and nine months, respectively, compared to unfavourable adjustments of US$46.4 million and US$91.1 million in the corresponding quarter and nine months of the prior year, respectively.

Claims Data

For the quarter and nine months, the number of new claims was 115 and 343, respectively, compared to new claims of 142 and 398 reported for the same periods last year, respectively. This is below actuarial expectations of 419 claims for the nine months ended 31 December 2011.

There were 99 and 328 claims settled for the quarter and nine months ended 31 December 2011, respectively, a decrease from 139 and 334 claims settled in the same periods last year, respectively. This is below actuarial expectations of 366 claims for the nine months.

The average claim settlement of A$207,000 for the nine months ended 31 December 2011 was A$11,000 higher than the average claim settlement for the prior corresponding period. For the nine months, average claim sizes for mesothelioma were below actuarial expectations and average claim sizes for asbestosis are consistent with actuarial expectations. Average claim sizes for other claims were higher than actuarial expectations for the nine month period.

Asbestos claims paid totalled A$22.4 million and A$73.9 million for the quarter and nine months ended 31 December 2011, respectively, compared to A$23.2 million and A$71.9 million during the same periods last year, respectively. This is below the actuarial expectation of A$27.1 million and A$81.3 million for the quarter and nine months, respectively. The lower than expected claims paid was due to the lower number of claims settled.

All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 7 of the company’s 31 December 2011 Condensed Consolidated Financial Statements for further information on asbestos adjustments.

AICF Loan Facility

On 17 February 2012, the AICF made an initial drawing of A$29.7 million (being US$31.8 million translated at the prevailing spot exchange rate at 17 February 2012) under the secured standby loan facility and related agreements (the “Facility”) with The State of New South Wales, Australia. The term of the Facility expires on 1 November 2030. At that time, all amounts outstanding under the Facility become due and payable.

Because the company consolidates the AICF due to the company’s pecuniary and contractual interests in the AICF as a result of the funding arrangements outlined in the AFFA, any drawings, repayments or payments of accrued interest by the AICF under the Facility impact the company’s consolidated financial position, results of operations and cash flows.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	6

Any drawings, repayments, or payments of accrued interest under the Facility by the AICF do not impact the company’s free cash flow, as defined in the AFFA, on which annual contributions remitted by the company to the AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

Readers are referred to Note 7 of the company’s 31 December 2011 Condensed Consolidated Financial Statements for further information.

EBIT

EBIT for the quarter moved from a loss of US$16.9 million in the prior corresponding quarter to a profit of US$1.8 million. EBIT for the quarter included unfavourable asbestos adjustments of US$33.5 million (resulting solely from a 4% appreciation of the Australian dollar against the US dollar), AICF SG&A expenses of US$0.9 million and ASIC expenses of US$0.3 million. For the corresponding quarter in the prior year, EBIT included unfavourable asbestos adjustments of US$46.4 million (resulting solely from a 5% appreciation of the Australian dollar against the US dollar) and AICF SG&A expenses of US$0.7 million as shown in the table below.

EBIT for the nine months increased to US$162.9 million, compared US$53.9 million in the prior corresponding period. EBIT for the nine months included favourable asbestos adjustments of US$15.2 million (resulting solely from a 2% depreciation of the Australian dollar against the US dollar), AICF SG&A expenses of US$2.3 million and ASIC expense of US$1.0 million. For the corresponding period in the prior year, EBIT included unfavourable asbestos adjustments of US$91.1 million (resulting solely from a 11% appreciation of the Australian dollar against the US dollar), AICF SG&A expenses of US$1.7 million and a net benefit related to ASIC proceedings of US$9.5 million as shown in the table below.

EBIT - US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY12	Q3 FY11	% Change	9 Months FY12	9 Months FY11	% Change
USA and Europe Fibre Cement	$31.0	$26.3	18	$126.3	$121.8	4
Asia Pacific Fibre Cement	19.4	20.0	(3)	66.0	60.0	10
Research & Development	(5.0)	(4.0)	(25)	(15.2)	(14.0)	(9)
General Corporate:
General corporate costs	(9.2)	(12.1)	24	(27.1)	(21.1)	(28)
Asbestos adjustments	(33.5)	(46.4)	28	15.2	(91.1)	—
AICF SG&A expenses	(0.9)	(0.7)	(29)	(2.3)	(1.7)	(35)

EBIT	1.8	(16.9)	—	162.9	53.9	—

Excluding:

Asbestos:
Asbestos adjustments	33.5	46.4	(28)	(15.2)	91.1	—
AICF SG&A expenses	0.9	0.7	29	2.3	1.7	35
ASIC related expenses (recoveries)	0.3	—	—	1.0	(9.5)	—

EBIT excluding asbestos and ASIC expenses	$36.5	$30.2	21	$151.0	$137.2	10

Net sales	$283.0	$272.6	4	$928.2	$878.6	6

EBIT margin excluding asbestos and ASIC expenses	12.9%	11.1%		16.3%	15.6%

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	7

USA and Europe Fibre Cement EBIT

USA and Europe Fibre Cement EBIT for the quarter increased 18% from US$26.3 million to US$31.0 million compared to the corresponding quarter in the prior year. The increase in EBIT was primarily driven by higher sales volume, improved manufacturing performance and lower fixed unit manufacturing costs as a result of higher production volume, partially offset by higher input and employment costs and a reduction in the average net sales price due to an unfavourable shift in both product and geographic mix.

For the nine months, USA and Europe Fibre Cement EBIT increased 4% compared to the prior corresponding period from US$121.8 million to US$126.3 million. The increase in EBIT was positively impacted by improved manufacturing performance, higher sales volume and lower marketing and research and development expenses, partially offset by higher freight and employment costs.

For the third quarter and nine months, demand for the company’s products remained consistent and stable when compared to the prior corresponding periods, reflecting costs that arose from resetting the business to a lower level of activity during a prolonged reduction in demand following the expiry in April 2010 of US tax incentives for homebuyers.

For the quarter, the EBIT margin was 1.7 percentage points higher at 16.1%. For the nine months, the EBIT margin was 0.1 percentage points lower at 19.7%.

Asia Pacific Fibre Cement EBIT

Asia Pacific Fibre Cement EBIT for the quarter decreased 3% from US$20.0 million to US$19.4 million compared to the corresponding quarter in the prior year. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter decreased 5% due to lower sales volume, higher input costs, unfavourable manufacturing performance and higher marketing costs, partially offset by price increases, a favourable shift in product mix and lower general and administrative expenses. The Asia Pacific Fibre Cement EBIT margin was 0.7 percentage points lower for the quarter at 21.5%.

For the nine months, Asia Pacific Fibre Cement EBIT increased 10% from US$60.0 million in the prior corresponding period to US$66.0 million. In Australian dollars, Asia Pacific Fibre Cement EBIT for the nine months decreased 2% due to an unfavourable shift in geographic mix, lower sales volume, higher input costs and higher employment and marketing costs, partially offset by a favourable shift in product mix, price increases, improved plant performance as the Philippines business was adversely affected by a mechanical failure in the second quarter of the prior financial year, and lower per unit fixed cost of manufacturing. The EBIT margin was 0.1 percentage points higher at 23.0%.

General Corporate Costs

General corporate costs for the quarter decreased to US$9.2 million, from US$12.1 million in the prior corresponding quarter. For the nine months, general corporate costs increased to US$27.1 million, compared to US$21.1 million in the prior corresponding period.

General corporate costs for the nine months of the prior financial year were materially impacted by a net benefit of US$9.5 million due to recoveries from third parties in respect of prior period ASIC expenses. General corporate costs in the prior corresponding nine month period also reflect domicile change related costs of US$1.8 million.

General corporate costs excluding ASIC expenses and domicile change related costs for the nine months decreased from US$28.8 million in the prior corresponding period to US$26.1 million in the current nine month period.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	8

Net Interest Expense and Other Income (Expense)

Net interest expense increased to US$1.5 million in the quarter, compared to US$1.3 million in the corresponding quarter of the prior year. Net interest expense for the quarter included a realised loss of US$1.4 million on interest rate swaps and interest and borrowing costs relating to the company’s external credit facilities of US$0.4 million, partially offset by AICF interest income of US$0.8 million. Net interest expense in the prior corresponding quarter included a realised loss of US$1.0 million on interest rate swaps and AICF interest income of US$0.7 million.

For the nine months, net interest expense increased from US$3.3 million in the prior corresponding period to US$3.7 million. Net interest expense for the nine months included interest and borrowing costs relating to the company’s external credit facilities of US$2.4 million and a realised loss of US$3.2 million on interest rate swaps, partially offset by AICF interest income of US$2.2 million. Net interest expense in the prior corresponding period included a realised loss of US$2.8 million on interest rate swaps, partially offset by AICF interest income of US$2.4 million.

Movements in other income (expense) for the quarter and nine months are solely due to changes in the fair value of interest rate swap contracts. For the quarter, other income decreased to US$1.5 million, compared to US$2.7 million in the corresponding quarter of the prior year. For the nine months, other expense decreased from US$4.6 million in the prior corresponding period to US$0.5 million.

Income Tax

Income Tax Expense

Income tax expense for the quarter decreased from US$10.9 million to US$6.6 million and from US$391.2 million to US$35.1 million for the nine months, as further explained below. The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 22.6% for the quarter, compared to 32.0% for the corresponding quarter of the prior year, and 25.3% for the nine months, compared to 32.8% for the prior corresponding period. The decrease relative to the prior corresponding quarter and nine month period is due to a higher proportion of taxable earnings in jurisdictions with lower statutory income tax rates. The company’s geographic mix of earnings and expenses is also affected by fluctuations in foreign currency exchange rates of the US dollar to relevant local jurisdiction currencies.

Tax Adjustments

The company recorded net favourable tax adjustments of US$1.3 million and US$1.1 million for the quarter and nine months, respectively, compared to net unfavourable tax adjustments of US$1.0 million and US$345.9 million for the prior corresponding quarter and nine months of the prior year, respectively. Tax adjustments for the quarter and nine months consist of adjustments in the value of provisions for uncertain tax positions and net tax benefits that the company anticipates will eventually become unavailable. Tax adjustments in the prior corresponding quarter and nine months primarily reflected income tax expense for the disputed amended assessment with the ATO (refer below) and adjustments in the value of provisions for uncertain tax positions.

Australian Taxation Office (ATO) - 1999 Disputed Amended Assessment

In March 2006, RCI Pty Ltd (RCI), a wholly-owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges (GIC) by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	9

During fiscal year 2007 RCI agreed with the ATO that in accordance with the ATO Receivables Policy, RCI would pay 50% of the total amended assessment, being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries NV) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.

On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (Objection Decision). On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009. On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal.

Prior to the Federal Court’s decision on RCI’s appeal, the company believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal.

As a result of the Federal Court’s decision, the company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, the company recognised an expense of US$345.2 million (A$388.0 million) on its consolidated statement of operations, which did not result in a cash outflow for the year ended 31 March 2011. In addition, the company recognised an uncertain tax position of US$198.1 million (A$184.3 million) on its consolidated balance sheet relating to the unpaid portion of the amended assessment.

RCI appealed the Federal Court’s judgment to the Full Court of the Federal Court of Australia. RCI’s appeal was heard in May 2011. On 22 August 2011, the Full Federal Court upheld RCI’s appeal, ordered that RCI’s objection be allowed in full and awarded RCI costs.

Following the decision of the Full Federal Court to uphold RCI’s appeal, the company undertook a review of RCI’s tax position. Due to the continued uncertainty in relation to the ultimate outcome of the matter, the company continued to reflect a liability on its consolidated balance sheet relating to the unpaid portion of the amended assessment at 31 December 2011, as discussed above.

Subsequently, on 19 September 2011, the ATO filed an application for special leave to appeal the Full Federal Court’s decision to the High Court of Australia. On 10 February 2012, the High Court refused to grant special leave and dismissed the ATO’s application. Accordingly, the matter is now finalised in RCI’s favour.

With all avenues of appeal exhausted and the matter effectively concluded, on 27 February 2012 the ATO issued a notice of amended assessment and paid a refund to RCI of A$248.0 million (US$265.8 million). This amount comprises cash that RCI remitted to the ATO during the appeal proceedings of A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), representing 50% of the previous amended assessment, and general interest charges paid by RCI on the unpaid portion of the previous amended assessment of A$63.7 million (US$68.3 million). The company will recognise a benefit of A$367.6 million (US$393.8 million) within income tax expense during the fourth quarter ending 31 March 2012 which includes this refund and the reversal of the provision for the unpaid portion of the amended assessment, being A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012) offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible, totaling A$65.4 million (US$70.0 million).

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	10

The company is also entitled to interest income on amounts which are now taken to have been overpaid up to 27 February 2012, being the date these amounts were refunded to RCI. It is expected that this interest income will be paid by the ATO to RCI during the fourth quarter ending 31 March 2012. This interest income will be recognized as an additional benefit within income tax expense, partially offset by income taxes payable in respect of the interest income. Accordingly, the company will establish a receivable from the ATO during the fourth quarter ending 31 March 2012 until the amount is paid by the ATO. For reporting purposes, the receivable from the ATO is denominated in US dollars and is subject to movements in foreign currency until the amount is ultimately paid to RCI.

Readers are referred to the company’s related announcement on 10 February 2012 and Note 10 of the company’s Condensed Consolidated Financial Statements for the period ended 31 December 2011 for further information.

Net Operating (Loss) Profit

Net operating loss for the quarter was US$4.8 million, compared to US$26.4 million for the corresponding quarter of the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 32% from US$21.0 million to US$27.7 million as shown in the table below.

For the nine months, net operating profit was US$123.6 million, compared to a loss of US$345.2 million for the corresponding period of the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 32% from US$82.2 million to US$108.3 million as shown in the table below.

Net Operating Profit - US$ millions	Three Months and Nine Months Ended 31 December
	Q3 FY12	Q3 FY11	% Change	9 Months FY12	9 Months FY11	% Change
Net operating (loss) profit	$(4.8)	$(26.4)	82	$123.6	$(345.2)	—

Excluding:
Asbestos:
Asbestos adjustments	33.5	46.4	(28)	(15.2)	91.1	—
AICF SG&A expenses	0.9	0.7	29	2.3	1.7	35
AICF interest income	(0.8)	(0.7)	(14)	(2.2)	(2.4)	8

Tax expense related to asbestos adjustments	(0.1)	—	—	(0.1)	0.6	—

ASIC related expenses (recoveries)	0.3	—	—	1.0	(9.5)	—

Tax adjustments ¹	(1.3)	1.0	—	(1.1)	345.9	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$27.7	$21.0	32	$108.3	$82.2	32

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	6.3	4.8	31	24.7	18.8	31

¹	The nine month period of the prior financial year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the Condensed Consolidated Financial Statements for further information.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	11

Cash Flow

Net operating cash flow increased from US$105.8 million in the corresponding period of the prior year to US$109.2 million for the nine months. Net operating cash flow for the nine months was favourably impacted by a tax refund of US$12.3 million, the company’s lower contribution to AICF of US$51.5 million in the second quarter (compared to US$63.7 million in the prior corresponding period), and a payment of US$18.6 million in the prior corresponding period for exit taxes on the company’s re-domicile from The Netherlands to Ireland that did not recur in the current nine month period. These favourable movements in net operating cash flow were partially offset by a payment of withholding taxes of US$35.5 million arising from the company’s corporate structure simplification as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of financial year 2011.

For the nine months ended 31 December 2011, capital expenditure for the purchase of property, plant and equipment decreased to US$25.5 million, compared to US$37.3 million in the same period of the prior year.

Capital Management

On 17 May 2011, the company announced a share buyback program to acquire up to 5% of its issued capital during the subsequent twelve month period. The company acquired approximately 1.0 million and 3.4 million shares during the three and nine months ended 31 December 2011, respectively.

The acquired shares had an aggregate cost of A$5.4 million (US$5.3 million) and A$19.1 million (US$19.0 million) during the three and nine months ended 31 December 2011, respectively. The average price paid per share was A$5.49 (US$5.33) and A$5.59 (US$5.55) during the three and nine months ended 31 December 2011, respectively. The US dollar amount was determined using the weighted average spot exchange rates for the days on which shares were acquired. As of 31 December 2011, all acquired shares had been officially cancelled.

The total shares acquired by the company under its share buyback program to date represent 0.8% of the company’s issued capital.

Dividend

On 23 January 2012, the company paid an interim ordinary dividend to shareholders of US4.0 cents per security. The total amount of the dividend was US$17.4 million.

Liquidity and Capital Resources

During the quarter, the company moved to a net cash position, being US$25.8 million at 31 December 2011, compared to net debt of US$40.4 million at 31 March 2011.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	12

At 31 December 2011, the company had credit facilities totalling US$320.0 million, of which US$13.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 31 December 2011
Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	—	$50.0	$—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.00%	90.0	13.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$320.0	$13.0

During the nine months, the company drew down US$123.0 million and repaid US$169.0 million of its term facilities. The weighted average remaining term of the total credit facilities at 31 December 2011 was 1.2 years.

If the company is unable to extend its remaining credit facilities, or is unable to renew its existing credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, suspend share buy-back activities or declared dividend payments, or take other measures to conserve cash in order to meet its future cash flow requirements.

The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings and proceeds from the sale of property, plant and equipment. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next twelve months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing unutilised committed credit facilities, new credit facilities and anticipated future net operating cash flow.

Asbestos Compensation

On 1 July 2011, the company made a contribution of US$51.5 million (A$48.9 million) to AICF. This amount represents 35% of the company’s free cash flow for financial year 2011, as defined by the AFFA. From the time the AFFA was approved by the company’s security holders in February 2007 through December 2011, the company has contributed approximately A$424 million to AICF.

END

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	13

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8274 5246

Email:	media@jameshardie.com.au

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.

These documents, along with an audio webcast of the Management Presentation on 28 February 2012, are available from the Investor Relations area of the company’s website at www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2011 with the SEC on 29 June 2011 and, subsequently, filed an amendment to the annual report on Form 20-F/A with the SEC on 14 July 2011.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited consolidated financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	14

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Financial Measures – US GAAP equivalents

EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.

Operating profit – is equivalent to the US GAAP measure of income.

Net operating profit – is equivalent to the US GAAP measure of net income.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on Capital Employed – EBIT divided by gross capital employed.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	15

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q3 FY 2012	Q3 FY 2011	9 Months FY 2012	9 Months FY 2011

EBIT	$1.8	$(16.9)	$162.9	$53.9

Asbestos:
Asbestos adjustments	33.5	46.4	(15.2)	91.1
AICF SG&A expenses	0.9	0.7	2.3	1.7

ASIC related expenses (recoveries)	0.3	—	1.0	(9.5)

EBIT excluding asbestos and ASIC expenses	36.5	30.2	151.0	137.2

Net sales	$283.0	$272.6	$928.2	$878.6

EBIT margin excluding asbestos and ASIC expenses	12.9%	11.1%	16.3%	15.6%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q3 FY 2012	Q3 FY 2011	9 Months FY 2012	9 Months FY 2011

Net operating (loss) profit	$(4.8)	$(26.4)	$123.6	$(345.2)

Asbestos:
Asbestos adjustments	33.5	46.4	(15.2)	91.1
AICF SG&A expenses	0.9	0.7	2.3	1.7
AICF interest income	(0.8)	(0.7)	(2.2)	(2.4)
Tax expense related to asbestos adjustments	(0.1)	—	(0.1)	0.6

ASIC related expenses (recoveries)	0.3	—	1.0	(9.5)

Tax adjustments ¹	(1.3)	1.0	(1.1)	345.9

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$27.7	$21.0	$108.3	$82.2

¹	The nine month period of the prior financial year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the Condensed Consolidated Financial Statements for further information.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	16

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q3 FY 2012	Q3 FY 2011	9 Months FY 2012	9 Months FY 2011
Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$27.7	$21.0	$108.3	$82.2
Weighted average common shares outstanding - Diluted (millions)	437.0	438.0	438.4	437.7

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	6.3	4.8	24.7	18.8

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q3 FY 2012	Q3 FY 2011	9 Months FY 2012	9 Months FY 2011

Operating profit (loss) before income taxes	$1.8	$(15.5)	$158.7	$46.0

Asbestos:
Asbestos adjustments	33.5	46.4	(15.2)	91.1
AICF SG&A expenses	0.9	0.7	2.3	1.7
AICF interest income	(0.8)	(0.7)	(2.2)	(2.4)

Operating profit before income taxes excluding asbestos	$35.4	$30.9	$143.6	$136.4

Income tax expense	(6.6)	(10.9)	(35.1)	(391.2)

Asbestos:

Tax expense related to asbestos adjustments	(0.1)	—	(0.1)	0.6
Tax adjustments ¹	(1.3)	1.0	(1.1)	345.9

Income tax expense excluding tax adjustments	(8.0)	(9.9)	(36.3)	(44.7)

Effective tax rate excluding asbestos and tax adjustments	22.6%	32.0%	25.3%	32.8%

¹	The nine month results of the prior financial year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the Condensed Consolidated Financial Statements for further information.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	17

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q3 FY 2012	Q3 FY 2011	9 Months FY 2012	9 Months FY 2011

EBIT	$1.8	$(16.9)	$162.9	$53.9
Depreciation and amortisation	17.0	15.9	47.8	46.9

Adjusted EBITDA	$18.8	$(1.0)	$210.7	$100.8

General corporate costs excluding ASIC expenses and domicile change related costs – General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q3 FY 2012	Q3 FY 2011	9 Months FY 2012	9 Months FY 2011

General corporate costs	$9.2	$12.1	$27.1	$21.1

Excluding:
ASIC related (expenses) recoveries	(0.3)	—	(1.0)	9.5
Domicile change related costs	—	—	—	(1.8)

General corporate costs excluding ASIC expenses and domicile change related costs	$8.9	$12.1	$26.1	$28.8

Supplemental Financial Information

James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net AFFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.

As set forth in Note 7 of the 31 December 2011 Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims, experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.

The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.

The following tables should be read in conjunction with JHI SE’s financial statements and related notes contained in the company’s 31 December 2011 Condensed Consolidated Financial Statements.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	18

James Hardie Industries SE

Consolidated Balance Sheet

31 December 2011

(unaudited)

US$ Millions	Total Fibre Cement Operations-excluding Asbestos Compensation	Asbestos Compensation	As Reported
ASSETS
Current assets
Cash and cash equivalents	$322.6	$(283.8)	$38.8
Restricted cash and cash equivalents	1.6	—	1.6
Restricted cash and cash equivalents - Asbestos	—	51.6	51.6
Restricted short-term investments - Asbestos	—	5.6	5.6
Accounts and other receivables, net of allowance for doubtful accounts of $2.6 million	110.2	0.2	110.4
Inventories	179.1	—	179.1
Prepaid expenses and other current assets	21.3	0.1	21.4
Insurance receivable - Asbestos	—	13.5	13.5
Workers’ compensation - Asbestos	—	0.3	0.3
Deferred income taxes	16.9	—	16.9
Deferred income taxes - Asbestos	—	14.3	14.3

Total current assets	651.7	(198.2)	453.5
Restricted cash and cash equivalents	3.7	—	3.7
Property, plant and equipment, net	681.7	2.3	684.0
Insurance receivable - Asbestos	—	163.0	163.0
Workers’ compensation - Asbestos	—	88.9	88.9
Deferred income taxes	27.0	—	27.0
Deferred income taxes - Asbestos	—	429.2	429.2
Other assets	27.2	—	27.2

Total assets	$1,391.3	$485.2	$1,876.5

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$101.0	$2.6	$103.6
Dividends payable	17.4	—	17.4
Accrued payroll and employee benefits	34.1	0.2	34.3
Accrued product warranties	5.1	—	5.1
Income taxes payable	(3.6)	6.4	2.8
Asbestos liability	—	109.3	109.3
Workers’ compensation - Asbestos	—	0.3	0.3
Other liabilities	27.7	—	27.7

Total current liabilities	181.7	118.8	300.5
Long-term debt	13.0	—	13.0
Deferred income taxes	106.5	—	106.5
Accrued product warranties	19.2	—	19.2
Asbestos liability	—	1,483.6	1,483.6
Workers’ compensation - Asbestos	—	88.9	88.9
Australian Taxation Office - amended assessment	187.2	—	187.2
Other liabilities	35.5	2.4	37.9

Total liabilities	543.1	1,693.7	2,236.8

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock	222.9	—	222.9
Additional paid-in capital	59.1	—	59.1
Retained earnings (accumulated deficit)	515.5	(1,210.8)	(695.3)
Accumulated other comprehensive income	50.7	2.3	53.0

Total shareholders’ equity (deficit)	848.2	(1,208.5)	(360.3)

Total liabilities and shareholders’ equity (deficit)	$1,391.3	$485.2	$1,876.5

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	19

James Hardie Industries SE

Consolidated Statement of Operations

For the nine months ended 31 December 2011

(unaudited)

US$ Millions	Total Fibre Cement Operations- excluding Asbestos Compensation	Asbestos Compensation	As Reported

Net Sales	$928.2	$—	$928.2
Cost of goods sold	(616.8)	—	(616.8)

Gross profit	311.4	—	311.4
Selling, general and administrative expenses	(139.8)	(2.3)	(142.1)
Research and development expenses	(21.6)	—	(21.6)
Asbestos adjustments	—	15.2	15.2

EBIT	150.0	12.9	162.9
Net Interest (expense) income	(5.9)	2.2	(3.7)
Other expense	(0.5)	—	(0.5)

Operating profit before income taxes	143.6	15.1	158.7
Income tax expense	(35.2)	0.1	(35.1)

Net operating profit	$108.4	$15.2	$123.6

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	20

James Hardie Industries SE

Consolidated Statement of Cash Flows

For the nine months ended 31 December 2011

(unaudited)

US$ Millions	Total Fibre Cement Operations- excluding Asbestos Compensation	Asbestos Compensation	As Reported

Cash Flows from Operating Activities

Net income	108.4	15.2	$123.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	47.8	—	47.8
Deferred income taxes	5.2	(0.1)	5.1
Stock-based compensation	5.3	—	5.3
Asbestos adjustments	—	(15.2)	(15.2)
Tax benefit from stock options exercised	(2.6)	—	(2.6)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	—	54.5	54.5
Restricted short-term investments	—	(0.1)	(0.1)
Payment to the AICF	—	(51.5)	(51.5)
Accounts and other receivables	26.6	0.1	26.7
Inventories	(18.5)	—	(18.5)
Prepaid expenses and other assets	15.4	0.2	15.6
Insurance receivable - Asbestos	—	23.0	23.0
Accounts payable and accrued liabilities	7.1	1.1	8.2
Asbestos liability	—	(78.8)	(78.8)
Other accrued liabilities	(34.0)	0.1	(33.9)

Net cash provided by (used in) operating activities	$160.7	$(51.5)	$109.2

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(25.5)	—	(25.5)
Proceeds from sale of property, plant and equipment	0.3	—	0.3

Net cash used in investing activities	$(25.2)	$—	$(25.2)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	123.0	—	123.0
Repayments of long-term borrowings	(169.0)	—	(169.0)
Proceeds from issuance of shares	1.3	—	1.3
Tax benefit from stock options exercised	2.6	—	2.6
Common stock repurchased and retired	(19.0)	—	(19.0)

Net cash used in financing activities	$(61.1)	$—	$(61.1)

Effect of exchange rate changes on cash	(2.7)	—	(2.7)

Net increase (decrease) in cash and cash equivalents	71.7	(51.5)	20.2
Cash and cash equivalents at beginning of period	18.6	—	18.6

Cash and cash equivalents at end of period	$90.3	$(51.5)	$38.8

Components of Cash and Cash Equivalents
Cash at bank and on hand	90.1	(51.5)	38.6
Short-term deposits	0.2	—	0.2

Cash and cash equivalents at end of period	$90.3	$(51.5)	$38.8

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	21

Forward-Looking Statements

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011, as amended by the Form 20-F/A filed on 14 July 2011, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	22